

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

August 21, 2006

via U.S. mail and facsimile

Ku-Taek Lee
Chief Executive Officer
POSCO Center
892 Daechi-4dong
Kangnam-gu, Seoul, 135-777 Korea

> **RE: POSCO**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed June 12, 2006**
> **File No. 1-13368**

Dear Mr. Lee:

We have reviewed your response letter dated August 2, 2006 and have the following additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2005

General

1. We note from your response to prior comment one that you have determined the sales contracts with customers in countries other than Japan, the U.S. and Europe ("Other Countries") have embedded foreign currency derivatives that require bifurcation. It appears that you have not bifurcated the embedded foreign currency derivatives because you have determined the impact to be immaterial, given the fact that the period from the contract date to the delivery date is short. To help us better understand your materiality assessment, please tell us the average number of days from the contract date to the delivery date, the notional amounts involved, and the impact to net income, total assets and liabilities had you fair valued the embedded derivatives at each reporting date.

    In addition, please tell us whether any of your Euro-denominated sales contracts to Europe involve customers outside the Euro zone. If so, please include the contracts with these customers in the expanded materiality analysis requested above.

2. With respect to your U.S. dollar denominated purchase contracts, the basis for your determination that iron ore and coal are routinely denominated in US dollars in international commerce is unclear. Accordingly, please clarify the following:

- You state that your purchase contracts with companies based in the U.S. qualify for the paragraph 15(a) exception in SFAS 133. Please clarify whether your purchase contracts are directly with companies based in the U.S. or with the foreign subsidiaries of U.S.-based companies. If the latter, please clarify your basis for determining that the U.S. parent is a substantial party to the contract. Refer to DIG Issue B32.
- It appears that you believe the purchase contracts that are required to be bifurcated are immaterial.   To help us better understand your materiality assessment, please tell us the average number of days from the contract date to the receipt date, the notional amounts involved, and the impact to net income, total assets and liabilities had you fair valued the embedded derivatives.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief